                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            FORTE COMPUTER EASY, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                                       and
                         PREFERRED STOCK, $.01 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                    205072101
                                    ---------
                         (CUSIP Number for Common Stock)

       Glenn E. Morrical, Arter & Hadden, 925 Euclid Avenue, Suite 1100,
                      Cleveland, Ohio 44115 (216) 696-1100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 25, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. (FOR COMMON STOCK): 205072101                                   PAGE 2


-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                               AAP HOLDINGS, INC.                         |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      34-1835731                                 |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [ X ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                       AF                                         |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware                                   |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER        72,915,166.5 shares of Common Stock   |
|                               |       |                           (See "Explanatory Note".)             |
|             SHARES            |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER      -0-                                   |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER   72,915,166.5 shares of Common Stock   |
|                               |       |                           (See "Explanatory Note".)             |
|            REPORTING          |       |                                                                 |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER -0-                                   |
|              WITH             |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                             72,915,166.5 shares of Common Stock   |
|     |                                                             (See "Explanatory Note".)             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                             60% of Common Stock                   |
|     |                                                             (See "Explanatory Note".)             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                   CO                                    |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. (FOR COMMON STOCK): 205072101

                            FORTE COMPUTER EASY, INC.

EXPLANATORY NOTE
----------------

This Schedule 13D is being filed because AAP HOLDINGS, INC., a Delaware corporation ("AAPH"), has entered into an Agreement and Plan of Reorganization (the "Agreement") with FORTE COMPUTER EASY, INC., a Utah corporation ("FCEI"). AAPH is the owner of 100% of the one hundred (100) issued and outstanding capital shares of AMERICAN ARCHITECTURAL PRODUCTS, INC., a Delaware corporation ("AAP"). Pursuant to the Agreement, AAPH will transfer ownership of 100% of AAP to FCEI in exchange for 1,000,000 shares of FCEI's $.01 par value preferred stock to be designated as "Series A Convertible Preferred Stock" (the "Series A Preferred"). It is the intended purpose of the transactions contemplated by the Agreement that AAPH will acquire a sixty percent (60%) interest (on a fully-diluted, pro forma basis) in the outstanding securities of FCEI as of the Closing Date. The Series A Preferred will, therefore, be convertible into that aggregate number of shares of the FCEI common stock, $.01 par value, which would equal sixty percent (60%) of the issued and outstanding shares of common stock of FCEI on the Closing Date. The Series A Preferred shall be voting preferred stock and the holders of Series A Preferred shall have the right to vote together with the holders of FCEI common stock as a single class on all matters submitted to a vote of the stockholders of FCEI, with each share of Series A Preferred having the same number of votes as the number of shares of FCEI common stock into which such share of Series A Preferred would be convertible if converted in full on the record date for such stockholder vote.

The consummation of the primary transactions contemplated by the Agreement (the "Closing") is not scheduled to occur until the later of (a) December 31, 1996, or (b) the thirtieth (30th) day after filing by FCEI of the Required SEC Filings (as defined in Section 6.8 of the Agreement) (such later date being referred to as the "Closing Date"), and the Series A Preferred has not yet been established by the Board of Directors of FCEI.

Accordingly, AAPH has not yet acquired ownership of the Series A Preferred.

Also, pursuant to the Agreement:

a. On or prior to the Closing Date, FCEI is obligated to deliver to AAPH an irrevocable proxy (the "Amedia Proxy") from Frank J. Amedia (the current majority stockholder of FCEI) ("Amedia"). The form of the Amedia Proxy has not yet been prepared (and is, therefore, not attached to this Schedule 13D as an exhibit), but shall be in form and substance reasonably acceptable to AAPH. The Amedia Proxy, when issued to AAPH, will:

     i. grant AAPH the proxy to vote all shares of FCEI common stock held by Mr. Amedia in favor of:

          A. A reincorporation of FCEI in Delaware pursuant to a change of domicile merger (the "Reincorporation"), in which the following terms, among others, would apply:

               1.   The surviving corporation would be a Delaware corporation;

               2. The Certificate of Incorporation and Bylaws of the new Delaware corporation would be the Certificate of Incorporation and Bylaws of the surviving corporation;

               3. The directors and officers of FCEI would be the directors and officers of the surviving corporation;

               4. The authorized capital of the surviving corporation would consist of 50 million common shares and 20 million preferred shares, with the preferred shares issuable in series as designated by the board of directors;

               5. Each outstanding share of common stock of FCEI would be converted into one-tenth (1/10th) of a share of common stock of the surviving corporation;

               6. Each outstanding share of Series A Preferred should be converted into one-tenth (1/10th) of a share of common stock of the surviving corporation; and

               7. The name of the surviving corporation would be "American Architectural Products Corporation."

          B. any matters submitted to the stockholders of FCEI relating to the repayment of amounts owing by AAPH to MascoTech, Inc. under certain Promissory Notes dated August 29, 1996 in the original aggregate principal amount of $8,000,000 (the "MascoTech Promissory Notes") in accordance with the terms of the Mascotech Promissory Notes as in effect on the date of the Agreement (the "MascoTech Matter"); and

     ii.  expire on December 31, 1997.

                                  SCHEDULE 13D

CUSIP NO. (FOR COMMON STOCK): 205072101

     The granting of the Amedia Proxy on or before the Closing Date may cause AAPH and Amedia to constitute a "group" within the meaning of Rule 13d-5(b)(1). However, until the Amedia Proxy is granted, AAPH has not acquired any voting power or dispositive power over the shares of FECI common stock which are to be the subject of the Amedia Proxy. AAPH does not have independent information with respect to Amedia or beneficial ownership of the stock of FECI and has not been able to obtain such information. Accordingly, AAPH has not included herein information with respect to Amedia or his beneficial ownership of the stock of FCEI.

b. AAPH agreed that it will vote all shares of Series A Preferred, and any shares of FCEI common stock and proxies held by AAPH, in favor of the Reincorporation.

c. On the Closing Date, FCEI is obligated to issue to AAPH options (the "AAPH Options") to purchase up to 1.5 times the number of shares of FCEI common stock subject to options previously issued by FCEI which are outstanding on the Closing Date (the "Prior Options"). The AAPH Options must be identical in price and exercise term to the Prior Options, must be exercisable only to the extent that the Prior Options which are the equivalents of the AAPH Options are actually exercised, and must otherwise be in form and substance reasonably satisfactory to AAPH. The exact number of Prior Options has not yet been determined; accordingly, it is impossible to indicate the number of AAPH Options that AAPH may acquire. Until the AAPH Options are issued, AAPH has not acquired any voting power or dispositive power over the AAPH Options or the shares that are to be the subject thereof.

d. Immediately after Closing, FCEI is obligated to hold a special meeting of its directors, duly noticed, for certain purposes, including, but not limited to, the following:

     i. Accepting the resignations of all officers and directors of FCEI (except Amedia and John Masternick), which resignations are to have been submitted prior to the Closing and shall be contingent upon the Closing;

     ii. Appointing a new board of directors and officers of FCEI (and its subsidiary) and appointing a new board of directors and officers of AAP (and its subsidiaries). The result of theses changes will be a change in the majority of the board of directors of FCEI.

ITEM 1.  SECURITY AND ISSUER
-------  -------------------

This statement relates to (i) the $.01 par value common stock, 50,000,000 shares authorized, of FCEI, and (ii) the $.01 par value preferred stock, 20,000,000 shares authorized, of FCEI to be designated as "Series A Convertible Preferred Stock" (the "Series A Preferred").

FCEI's principal executive offices are located at 1350 Albert Street, Youngstown, Ohio 44505.

ITEM 2.  IDENTITY AND BACKGROUND
-------  -----------------------

This statement is filed on behalf of AAPH. AAPH's principal business is the ownership of shares in AAP. AAP primarily designs, manufactures, and sells windows and doors in the fenestration industry.

Addresses of Principal Business
-------------------------------

AAP HOLDINGS, INC.
100 S. Broadway Avenue
Salem, Ohio 44460

AMERICAN ARCHITECTURAL PRODUCTS, INC.
100 S. Broadway Avenue
Salem, Ohio 44460

Directors and Executive Officers of Reporting Company
-----------------------------------------------------

Name, AAPH Position, and Address                     Principal Occupation                                       Citizenship
--------------------------------                     --------------------                                       -----------

George S. Hofmeister, Chairman of the Board, Chief   American Commercial Industries, Inc., Chairman of the        U.S.A.
Executive Officer and Director                       Board, Chief Executive Officer and Director
100 S. Broadway                                      850 Stephenson Highway
Salem, Ohio 44460                                    Troy, Michigan 48083



                                  SCHEDULE 13D

CUSIP NO. (FOR COMMON STOCK): 205072101

James K. Warren, Vice President--Corporate Planning and              American Commercial Industries, Inc., Vice           U.S.A
Secretary                                                            President--Corporate Planning and Secretary
100 S. Broadway                                                      850 Stephenson Highway
Salem, Ohio 44460                                                    Troy, Michigan 48083






Joseph L. Dominijanni, Vice President--Finance                       American Commercial Holdings, Inc., Vice             U.S.A.
100 S. Broadway                                                      President--Finance
Salem, Ohio 44460                                                    850 Stephenson Highway
                                                                     Troy, Michigan 48083




Neither AAPH nor any of the foregoing directors and executive officers listed above, during the last five years, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------  -------------------------------------------------

Pursuant to the Agreement, on the Closing Date, AAPH will transfer ownership of 100% of the one hundred (100) issued and outstanding capital shares of AAP to FCEI in exchange for 1,000,000 shares of FCEI's $.01 par value preferred stock. See "Explanatory Note," above, for description of transaction and other consideration.

ITEM 4.  PURPOSE OF TRANSACTION
-------  ----------------------

AAPH intends to acquire a 60% interest in FCEI in connection with the combination of the businesses of AAPH and FECI. AAPH's business reasons for the business combination include, but are not limited to, increasing market share and securing working capital. After the Closing Date, AAPH plans to hold FCEI's stock for investment purposes and does not plan to dispose of or to increase its intended 60% ownership interest in FCEI. Except as otherwise described in "Explanatory Note," above, AAPH has no present plan to merge with FCEI, or enter into any reorganization or liquidation involving FCEI or any of its subsidiaries.

AAPH has no present plans or proposals to sell or transfer a material amount of assets of FCEI or any of its subsidiaries. As described in "Explanatory Note," above, AAPH does plan to increase the number of board members of FCEI from five to seven, the result of which will be a change in the majority of the board of directors of FCEI. Except as otherwise described in "Explanatory Note," above, AAPH does not plan or propose any material change in the present capitalization or dividend policy of FCEI, or any other material change in FCEI's business or corporate structure. Except for the impact of the transactions described in this
Schedule 13D (specifically, see"Explanatory Note," above), AAPH does not plan or propose a change in FCEI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FCEI by any person, or cause a class of securities of FCEI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or plan or propose a class of equity securities of FCEI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or any action similar to any of those previously enumerated above.

AAPH reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
-------  ------------------------------------

See "Explanatory Note," above:

a. On the Closing Date, AAPH will acquire a 100% investment interest in the Series A Preferred (none of which are currently issued and outstanding), and FCEI will acquire a 100% investment interest in the outstanding shares of common stock of AAP (100 of which are currently issued and outstanding). It is the intent of the transactions contemplated by the Agreement that AAPH will acquire a sixty percent (60%) interest (on a fully-diluted, pro forma basis) in the outstanding securities of FCEI as of the Closing Date. The transactions contemplated by the Agreement are not scheduled to close until the Closing Date and, the Series A Preferred has not yet been established. Accordingly, AAPH has not yet acquired ownership of the Series A Preferred.

b. On or before the Closing Date, AAPH will acquire the Amedia Proxy which will grant AAPH the proxy to vote all shares of FCEI common stock held by Mr. Amedia in favor of (i) the Reincorporation, and (ii) any matters submitted to the stockholders of FCEI relating to the MascoTech Matter. Until the Amedia Proxy is granted, AAPH has not acquired any voting power or dispositive power over the shares of FECI common stock which are to be the subject of the Amedia Proxy.

                                  SCHEDULE 13D

CUSIP NO. (FOR COMMON STOCK): 205072101

c. On the Closing Date, FCEI is obligated to issue to AAPH the AAPH Options to purchase up to 1.5 times the number of shares of FCEI common stock subject to options previously issued by FCEI which are outstanding on the Closing Date (the "Prior Options"). The exact number of Prior Options has not yet been determined; accordingly, it is impossible to indicate the number of AAPH Options that AAPH may acquire. Until the AAPH Options are issued, AAPH has not acquired any voting power or dispositive power over the AAPH Options or the shares that are to be the subject thereof.

Subject to the terms of the Amedia Proxy and AAPH's intended obligation to vote all shares of Series A Preferred, and any shares of FCEI common stock and proxies held by AAPH, in favor of the Reincorporation, AAPH has the sole power to vote or to direct the vote or to dispose or to direct the disposition of its intended 60% interest in FCEI.

No other person named in Item 2 of this Schedule 13D beneficially owns any security in FCEI, nor have they effected any transaction in FCEI's stock during the past sixty days.

AAPH expressly disclaims any ownership, beneficially or otherwise, of any securities of FCEI. The filing of this Schedule 13D shall not be construed as an admission that AAPH is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of FCEI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------  ------------------------------------------------------------------------
SECURITIES OF THE ISSUER
------------------------

See "Explanatory Note," above, for a description of the contracts, arrangements, understandings and relationships described in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-------  --------------------------------

* Exhibit 1 Agreement and Plan of Reorganization dated as of October 25, 1996, with exhibits

**   Exhibit 2 Proxy to be granted to AAPH by Amedia

--------------------
*        Filed herewith.
**       To be filed by amendment.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 4, 1996         Signature:

                                        AAP HOLDINGS, INC.

                                        By: /s/ Joseph Dominijanni
                                            ----------------------------------
                                            Joseph Dominijanni

                                        Title: Vice President-Finance